Exhibit 10.4

Increase in Compensation and Bonus Approval

On December 8, 2005, the compensation committee of the board of directors of the Company approved annual salary increases for the executive officers of the Company. Bonuses for 2005 were also approved. The following table shows the 2006 compensation to be paid to the Company’s executive officers and the bonuses to be paid for 2005:

	2006 Compensation	2005 Bonus
J. Daniel Sizemore	$300,000	$123,750
William E. Blackmon	$145,000	$59,355
Robert S. McKean	$150,000	$61,875
Joey W. Ginn	$145,000	$58,500
Andrew Braswell[2]	$145,000	$59,455

Approval of Incentive Plan

On December 8, 2005, the compensation committee of the board of directors of the Company approved an incentive plan for executive officers, senior officers, officers and employees that provides that bonuses shall be paid based upon certain performance criteria. The plan provides that officers and employees may be paid a percentage of their base salary in the form of incentive pay, to be paid quarterly, based primarily upon the level of net income achieved as a percentage of budgeted net income.

The plan also provides incentives for the Chief Executive Officer and other executive and senior officers. These incentives will be paid annually based on the annual performance of the Company. If an officer has not been employed an entire year, a pro-rated incentive will be paid. The potential bonuses for the executive officers could produce maximum annual payouts of 65 percent of annual base salary for the Chief Executive Officer, 50 percent of annual base salary for the other executive officers and 35 percent of base salary for senior officers. The actual amount of the payouts will be based upon achievement by the Company of a percentage of budgeted net income with the amount to be paid equal to zero percent, 50 percent, 75 percent or 100 percent of the potential payout depending upon how the Company performs against budget.

[2]	Mr. Braswell is a senior officer of the Alabama Bank.